FORM 18-K/A

AMENDMENT NO. 6

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED *

(As of the close of the fiscal year)

Time of issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

PASCALE DUGRÉ-SASSEVILLE

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

WAYNE FOSTER Director Financial Markets Division Department of Finance Canada 11th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	DON WILSON Consul Consulate General of Canada 1251 Avenue of the Americas New York, N.Y. 10020	ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, N.Y. 10005

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2011 is being filed to include as exhibits to such form (i) the Fiscal Agency Agreement dated as of November 28, 2012 among Canada, Citibank, N.A. and Citibank, N.A., London Branch, as fiscal agents, transfer agents, registrars and principal paying agents, (ii) the Distribution Agreement dated as of November 28, 2012 between Canada and Credit Suisse Securities (USA) LLC, as distributor, (iii) the Calculation Agency Agreement dated as of November 28, 2012 among Canada, Citibank, N.A. and Citibank, N.A., London Branch, as calculation agents, (iv) the Exchange Rate Agency Agreement dated as of November 28, 2012 between Canada and Citibank, N.A., as exchange rate agent, (v) the Opinion and Consent of Counsel, General Legal Services Division, Department of Finance Canada, (vi) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for Canada, and (vii) the Consent of Stikeman Elliott LLP, Canadian Counsel for the distributor, all of which were prepared in connection with the establishment of Canada’s medium-term note program (the “Canada Notes program”) described in Canada’s prospectus supplement dated November 28, 2012 (the “prospectus supplement”) to its prospectus dated January 31, 2012 (the “prospectus”) relating to bonds registered on Registration Statement No. 333-178626.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2011 are hereby amended to include the following:

Exhibit J:	Fiscal Agency Agreement

Exhibit K:	Distribution Agreement

Exhibit L:	Calculation Agency Agreement

Exhibit M:	Exchange Rate Agency Agreement

Exhibit N:	Opinion and Consent of Legal Counsel, Finance - General Legal Services, Department of Justice Canada

Exhibit O:	Consent of Milbank, Tweed, Hadley & McCloy LLP

Exhibit P:	Consent of Stikeman Elliott LLP

It is estimated that the expenses of Canada in connection with the sale of the Canada Notes will be as follows:

Filing Fee (assuming U.S.$3,830,000,000 aggregate principal amount of Canada Notes are sold pursuant to Canada’s Registration Statement No. 333-178626)	U.S.$	309,576
Legal		150,000
Reimbursement of Distributor’s Expenses		75,000
Miscellaneous Expenses		65,424

Total	U.S.$	600,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 6 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 28th day of November, 2012.

CANADA

By:	/s/ Clifton Lee-Sing
Clifton Lee-Sing
Chief
Reserves and Risk Management Section
Financial Markets Division
Financial Sector Policy Branch
Department of Finance Canada

EXHIBIT INDEX

Exhibit No.

J:	Fiscal Agency Agreement

K:	Distribution Agreement

L:	Calculation Agency Agreement

M:	Exchange Rate Agency Agreement

N:	Opinion and Consent of Legal Counsel, Finance - General Legal Services, Department of Justice Canada

O:	Consent of Milbank, Tweed, Hadley & McCloy LLP

P:	Consent of Stikeman Elliott LLP

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